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Direct Line: 212.859.8272
Fax: 212.859.4000

February 18, 2011

CORRESPONDENCE VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	New Mountain Guardian Corporation

Ladies and Gentlemen:

On behalf of New Mountain Guardian Corporation, a Delaware corporation (the “Company”), and pursuant to the February 15, 2011 conversation that the Company had with Mr. Ganley, Senior Counsel in the Securities and Exchange Commission’s Division of Investment Management (the “Division”), we are submitting via correspondence two changed pages to the Company’s draft Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 filed on July 22, 2010 (the “Registration Statement”) relating to the registration of shares of the Company’s common stock, par value $0.01 per share. Also included is the Company’s response letter to the Division’s telephonic comments received February 15, 2011.

Except as noted in the Registration Statement, all of the exhibits will be included in a subsequent amendment to the Registration Statement.  The filing fee of $14,260 was paid by wire transfer to the Securities and Exchange Commission, Account Number 152307768324, US Bank, ABA No. 081000210 on July 9, 2010.

Please direct any questions or comments that the Staff may have with regard to the filing to Jessica Forbes at 212.859.8558 or to the undersigned at the above-referenced number.

Sincerely,

/s/ STUART H. GELFOND

Stuart H. Gelfond

cc:	Robert A. Hamwee (New Mountain Guardian Corporation)
Adam Weinstein (New Mountain Guardian Corporation)

Direct Line: 212.859.8272
Fax: 212.859.4000
Stuart.Gelfond@ffhsj.com

February 18, 2011

Mr. John M. Ganley
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

    Re:
    New Mountain Guardian Corporation
    Registration Statement on Form N-2
    Filed September 16, 2010
    File No. 333-168280

Dear Mr. Ganley:

        This letter sets forth the response of New Mountain Guardian Corporation (the "Company" or "New Mountain Guardian") to the comments, given in a telephonic conference on February 15, 2011, of the staff of the Division of Investment Management (the "Staff") with respect to the Registration Statement (File No. 333-168280) filed September 16, 2010 (the "Registration Statement").

Prospectus Summary (Page 2)

1.
The Staff noted that yields are not contractual and suggested that the word contractually be removed from the disclosure on page 2.

  Response:    In response to the Staff's comment, the Company has deleted the word contractually from pages 2 and 102.

*    *    *

        Should you have any questions or comments with respect to this filing, please call me at (212) 859-8272.

Sincerely,
/s/ STUART H. GELFOND Stuart H. Gelfond
cc:
Robert A. Hamwee (New Mountain Guardian Corporation)
Adam Weinstein (New Mountain Guardian Corporation)
Jessica Forbes (Fried, Frank, Harris, Shriver & Jacobson LLP)
Steven B. Boehm (Sutherland Asbill & Brennan LLP)
John J. Mahon (Sutherland Asbill & Brennan LLP)

The Company

          New Mountain Guardian will be a holding company with no direct operations of its own, and its only business and sole asset will be its ownership of common membership units of the Operating Company. The Operating Company will be an externally managed business development company, which will own all of the operations of the Predecessor Entities existing immediately prior to the formation transactions, including all of the assets and liabilities related to such operations. Following the completion of this offering and based on the mid-point of the range set forth on the cover of this prospectus, New Mountain Guardian will own approximately         %, and Guardian AIV will indirectly own through AIV Holdings approximately         %, of the common membership units of the Operating Company, assuming no exercise of the underwriters' option to purchase additional shares.

          Our investment objective is to generate current income and capital appreciation through investments in debt securities at all levels of the capital structure, including first and second lien debt, unsecured notes and mezzanine securities, which we refer to as "Target Securities". We expect to primarily target loans to, and invest in, U.S. middle market businesses, a market segment we believe will continue to be underserved by other lenders. We define middle market businesses as those businesses with annual earnings before interest, taxes, depreciation, and amortization, or "EBITDA", between $20 million and $200 million. We expect to make investments through both primary originations and open-market secondary purchases. We intend to invest primarily in debt securities that are rated below investment grade and have unlevered yields of 10% to 15%. However, there can be no assurance that targeted returns will be achieved on our investments as they are subject to risks, uncertainties and other factors, some of which are beyond our control, and which may lead to non-payment of interest and principal. See "Risk Factors — Risks Relating to Our Investments". We intend our investments to typically have maturities of between five and ten years and generally range in size between $10 million and $50 million. This investment size may vary proportionately as the size of the Operating Company's capital base changes. We believe our focus on investment opportunities with contractual current interest payments should allow us to provide New Mountain Guardian stockholders with consistent dividend distributions and attractive risk adjusted total returns.

          Our investments may also include equity interests such as preferred stock, common stock, warrants or options received in connection with our debt investments. In some cases, we may invest directly in the equity of private companies. From time to time, we may also invest through the Operating Company in other types of investments, which are not our primary focus, to enhance the overall return of the portfolio. These investments may include, but are not limited to, distressed debt and related opportunities.

          The Operating Company will be externally managed by the Investment Adviser, a wholly-owned subsidiary of New Mountain. The investment strategy, developed by our Investment Adviser, is to invest through the Operating Company primarily in the debt of defensive growth companies, which are defined as generally exhibiting the following characteristics: (i) sustainable secular growth drivers, (ii) high barriers to competitive entry, (iii) high free cash flow after capital expenditure and working capital needs, (iv) high returns on assets and (v) opportunities for niche market dominance. The Investment Adviser, through its relationship with New Mountain, already has access to proprietary research and operating insights into many of the companies and industries that meet this template. We believe the presence within New Mountain of numerous former CEOs and other senior operating executives, and their active involvement in our underwriting process, combined with New Mountain's experience as a majority stockholder owning and directing a wide range of businesses and overseeing operating companies in the same or related industries, is a key differentiator for us versus typical debt investment vehicles.

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The Company

          New Mountain Guardian will be a holding company with no direct operations of its own, and its only business and sole asset will be its ownership of common membership units of the Operating Company, the operating company for our business. The Operating Company will be an externally managed business development company, which, prior to the completion of this offering, will own all of the operations of the Predecessor Entities existing immediately prior to the formation transactions, including all of the assets and liabilities related to such operations. Following the completion of this offering and based on the mid-point of the range set forth on the cover of this prospectus, New Mountain Guardian will own approximately          %, and Guardian AIV will indirectly own through AIV Holdings approximately         %, of the common membership units of the Operating Company, assuming no exercise of the underwriters' option to purchase additional shares.

          Our investment strategy, developed by the Investment Adviser, is to invest through the Operating Company primarily in the debt of what the Investment Adviser believes are defensive growth companies, which are defined as generally exhibiting the following characteristics: (i) sustainable secular growth drivers, (ii) high barriers to competitive entry, (iii) high free cash flow after capital expenditure and working capital needs, (iv) high returns on assets and (v) opportunities for niche market dominance. The Investment Adviser, through its relationship with New Mountain, already has access to proprietary research and operating insights into many of the companies and industries that meet this template.

          The Operating Company will be externally managed by the Investment Adviser, a wholly-owned subsidiary of New Mountain, a private equity firm with a track record of investing in the middle market and with assets under management (which includes amounts committed, not all of which have been drawn down and invested to date) totaling more than $8.5 billion as of December 31, 2010. New Mountain focuses on investing in defensive growth companies across its private equity, public equity and credit investment vehicles. The Operating Company was formed as a subsidiary of Guardian AIV by New Mountain in October 2008. Guardian AIV was formed through an allocation of approximately $300.0 million of the $5.1 billion of commitments supporting Fund III, a private equity fund managed by New Mountain, and in February 2009 New Mountain formed a co-investment vehicle, Guardian Partners, comprising $20.4 million of commitments.

          Since the commencement of the Predecessor Entities' operations in October 2008 through December 31, 2010, approximately $[585.9] million has been invested in [    •    ] companies and total realized and unrealized gains and investment income of approximately $[    •    ] million have been earned with an average holding period of nine months. Going forward, we intend to invest primarily in debt securities that are rated below investment grade and have unlevered yields of 10% to 15%. However, there can be no assurance that targeted returns will be achieved on our investments as they are subject to risks, uncertainties and other factors, some of which are beyond our control, which may lead to non payment of interest and principal. See "Risk Factors — Risks Relating to Our Investments".

102

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